Exhibit 99.43

DEFI VENTURES INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the period from incorporation (January 30, 2021) to June 30, 2021

1

The following Management’s Discussion and Analysis (“MD&A”) comments on the audited financial condition and results of operations of DeFi Ventures Inc. (“DeFi” or “the Company”) for the period from incorporation (January 30, 2021) to June 30, 2021. All data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. The information contained herein should be read in conjunction with DeFi’s audited financial statements for the period from incorporation (January 30, 2021) to June 30, 2021 (the “Financial Statements”).

Unless the context otherwise requires, all references to “DeFi”, “Company”, “our”, “us”, and “we” refers to DeFi Ventures Inc.

This MD&A is dated August 18, 2021. All amounts are presented in Canadian dollars, unless otherwise noted.

Advisory Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. When used in this MD&A the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among other things, our objectives, goals, strategies, intentions, plans, estimates, outlook, expected growth and business opportunities. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.

Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding revenues, operating costs and tariffs, taxes and fees, changes in market competition, governmental or regulatory developments, changes in tax legislation and general economic conditions. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the Company’s ability to develop various decentralized finance software applications which are considered financially viable; the sufficiency of the Company’s cash and cash generated from operations to meet its working capital and capital expenditure requirements; the ability of the Company to raise sufficient capital to fund operations and meet its financial obligations; and changes in accounting standards. The Company has made certain assumptions about the Company's business, the economy and digital currencies, decentralized finance and blockchain sectors in general and has also assumed that there will be no significant events occurring outside of the Company's normal course of business.

The Company cautions you that the foregoing list may not contain all of the forward-looking statements made in this document. The Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward- looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits that the Company will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive. When relying upon our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this document are made as at the date of this document and DeFi does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Overview and Nature of Business

DeFi was incorporated provincially under the Business Corporations Act (British Columbia) on January 30, 2021 as DeFi Ventures Inc. DeFi’s registered office is located at 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, B.C., Canada, V7X 1T2.

DeFi is a technology company seeking to simplify user interaction with the emerging business sector of decentralized finance through its suite of software products. DeFi’s strong engineering capabilities are focused around integrating protocols and abstracting the complexities, which are preventing wider adoption of the technology. DeFi is also focused on aggregating market data and publishing educational resources to help increase awareness and understanding of the technology.

For the period from incorporation to June 30, 2021, the Company was focused on designing its DeFi software platform, which is anticipated for commercial launch in 2022. DeFi has successfully recruited an experienced leadership and technical team dedicated to the development of the Company’s suite of products. The team has experience in many areas of software development including blockchain technology, digital assets and financial technology ("FinTech"). The Company has allocated a significant portion of resources towards building a highly capable engineering team consisting of industry experts that have deep knowledge of blockchain infrastructure and over 20 years of cumulative experience building blockchain applications. The Company’s engineering team is supported by a small and agile team of industry experts who guide product development; this structure has allowed for cost-efficiency while the Company is in the pre-revenue phase of operations. The platform is designed to be flexible and modular in order to adapt and grow as the sector evolves in order to anticipate user needs and integrate new technology. The platform is developed in-house, which requires the Company to continually invest in intellectual capital which it believes is a competitive advantage.

On June 3, 2021 DeFi entered into an Amagamation Agreement with Austrpo Energy Corporation (“Austpro”), pursuant to which the parties have agreed to complete a business combination (the “Arrangement”) that will have the effect of Austpro acquiring all of the issued and outstanding common shares in the capital of DeFi (the “DeFi Shares”). The Completion is subject to the approval of the TSX Venture Exchange (“the TSXV”) for delisting of the common shares of Austpro from the NEX board of the TSXV and conditional approval of the NEO Exchange for the listing of the Resulting Shares following completion of the Acquisition. The Arrangement will result in Austpro owning 100% of the securities of DeFi.

Pursuant to the Arrangement, Austpro will acquire DeFi by way of the Definitive Agreement. Pursuant to the Arrangement, holders of DeFi Shares will receive one Resulting Issuer Share of Austpro in exchange for each DeFi Share held. Holders of options to acquire DeFi Shares (“DeFi Options”) will be entitled to receive, upon exercise of a DeFi Option for the same aggregate consideration, Resulting Issuer Shares in lieu of the DeFi Shares otherwise issuable prior to the closing of the Arrangement. Austpro will change its name to “WonderFi Technologies Inc.” or a similar name acceptable to the parties.

The completion of the Arrangement is subject to the satisfaction of certain conditions precedent, including but not limited to: (i) DeFi raising gross proceeds of not less than $7.5 million (to date, the Company has received $17,715,000 million of subscription receipts (“Subscription Receipts”); (ii) approval of the Arrangement by the shareholders of DeFi; and (iii) receipt of all requisite third party consents, waivers, permits, orders and approvals, including, without limitation, the approval of the TSXV.

Immediately prior to the completion of the Arrangement, each Subscription Receipt will be automatically exercised, for no further consideration and with no further action on the part of the holder thereof, to acquire one common share of DeFi. The DeFi shares issuable upon exercise of the Subscription Receipts will be exchange for one common share of the issuer resulting from completion of the Acquisition. The Company has engaged an Agent for the financing and the Agent is entitled to a cash commission up to 7% of the gross proceed of the DeFi financing, in addition, the Agent shall be issued Agent Warrants up to 7% of the number of Subscription Receipts sold pursuant to the DeFi Financing. These Agent Warrants will be exercisable to acquire one Resulting Issuer Share at an exercise price of $1.00 per share for a period of 24 months from the closing of the Acquisition. There can be no assurance that the Arrangement will be completed on the terms proposed above or at all.

Other 2021 Highlights

On June 30, 2021, the Company completed a private placement and issued 5,318,243 common shares for gross proceeds of $5,584,155, of which $1,070,000 was received in July 2021.

On May 21, 2021, the Company completed a private placement and issued 9,000,000 common shares for gross proceeds of $2,250,000.

On April 14, 2021, the Company completed a private placement and issued 2,600,000 common shares for gross proceeds of $650,000.

Operational highlights since incorporation include building out the executive & management team and beginning development of the Company’s first product. Notable personnel includes the following:

Ben Samaroo – Chief Executive Officer

Ben is an entrepreneur with executive and advisory experience in private and public companies in FinTech, blockchain and digital assets. Ben was formerly an executive officer of First Coin Capital, a cryptocurrency start-up acquired by Galaxy Digital, and served on the Galaxy Digital leadership team. He serves as an advisor to the British Columbia Securities Commission on the Fintech Advisory Forum and to FINTRAC on virtual currencies. Ben holds his Juris Doctor and Bachelor of Commerce from the University of Alberta.

Cong Ly – Chief Technology Officer

Cong is an experienced technology leader with extensive working knowledge in FinTech, blockchain technology, and distributed computing development. Cong held management positions at Hootsuite responsible for the volume business and strategic integration. He also served as the Director of Technology at First Coin Capital, which was acquired by Galaxy Digital. Cong holds a Master of Science degree with specialization in Distributed Multimedia Systems from Simon Fraser University. His research in distributed computing has been extensively published in major ACM Multimedia conferences and journals including IEEE Transactions on Multimedia.

Dean Sutton – Chief Strategy Officer

Dean is a technology founder, venture builder and investor with a decade of experience in leading technology-centric companies through development, financing and commercialization. As an active founder, executive and participant in FinTech and cryptocurrencies since 2015, he has supported and advised a number of companies, including the first Bitcoin mining company to list on the London Stock Exchange. He is a Co-Founder of LQwD Financial Corp., a Bitcoin infrastructure and payments company focused on the Lightning Network, and Atlas One Digital Securities, a Canadian digital securities investment platform. He is a member of the Forbes Technology Council, a mentor with the Branson Centre of Entrepreneurship and an avid supporter of the FinTech and digital currency start-up ecosystem.

Overall Performance, Selected Annual Information & Discussion of Operations

Summary of Financial and Operating Results - Period from Incorporation (January 30, 2021) to June 30, 2021

Selected financial information for the Company for the indicated period is provided below:

Incorporation to June 30, 2021
Revenue ($)	-
Loss from Operations ($)	1,436,539
Basic and Diluted Loss per Share ($)	$0.05
Total Assets ($)	26,871,535
Total non-current liabilities ($)	-
Distributions or cash dividends declared per-share for each class of share	-

The quarter ended June 30, 2021 is the Company’s second quarter of operations.

Period Ended June 30, 2021

The Company’s net loss totalled $1,436,539 for the period from January 30, 2021 to June 30, 2021, with basic and diluted loss per share of $0.05 per common share. Net loss primarily consisted of share-based payments of $498,763 professional fees of $439,501, salaries and wages of $95,267 and research and development costs of $60,192. Included in share-based payments, is the recognition of a share-based payment of $0.018 per share on the Company’s issuance of 15 million shares on incorporation of the Company. In addition, share-based payments includes settlement of consulting fees by the issuance of shares. The Company anticipates its compensation and research and development expenses to increase in the remainder of its fiscal year as it builds its management and development personnel. The Company has no comparative financial information as it was incorporated on January 30, 2021.

An unrealized loss on investments in digital currencies of $298,115 was recorded during the period, which resulted from the decrease in the market price of the Company’s digital currency holdings – particularly the downward movement of the price of Bitcoin. The value of the Company’s investment in Bitcoin decreased from $1,020,000 to $721,885 during the period.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2021, the Company had total assets of $26,871,535. Cash was $8,175,453, funds held in trust was $17,095,576 and $721,885 was held in digital currencies as at June 30, 2021. The Company received 16.6228 Bitcoin in its private placement on the issuance of 4,080,000 common shares. The Company allocates some of its financial capital to various digital assets. The Company’s investments in digital assets are long term investments.

During the period ended June 30, 2021, the Company completed private placements with issuance of 40,916,704 common shares for gross proceeds of $10,849,155, with additional 461,537 common shares to settle past service costs of $115,384. An additional 5,554 common shares were issued upon the exercise of 5,554 options, for proceeds of $1,388.

As at June 30, 2021, and as at the date of this MD&A, the Company has no debt or borrowings.

During the period ended June 30, 2021, the Company experienced cash outflows of $220,997 from operating activities, cash outflows of $7,695 from investing activities, and received cash inflows of $25,491,154 from financing activities. Overall, cash increased by $8,175,453, and funds held in trust increased by $17,095,576.

As of June 30, 2021, the Company held $721,885 in digital currency investments that may be converted to cash should the Company need additional liquidity.

The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. The financial statements do not reflect the adjustments to the carrying amounts of assets and liabilities and the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Management believes its working capital will be sufficient to support the activities for the next twelve months and expects to raise additional amounts.

Since March 2020, several measures have been implemented in Canada and the rest of the world in response to the increased impact from the novel coronavirus (“COVID-19”). While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact on our business operations cannot be reasonably estimated at this time. We anticipate this could have an adverse impact on our research and development plans, results of operations, financial position and cash flows during the current fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of entities where the executive officers and directors of the Company are principles. Their position in these entities results in their having control or significant influence over the financial or operating policies of these entities.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel are the Company’s executive management team and members of the Board of Directors.

Key management personnel compensation comprised of share-based compensation on a graded basis related to the fair value of the stock options granted and also the fair value of any share based renumeration to these key management personal and its recognition in these financial statements. During the period ended June 30, 2021, related party transactions were as follows:

June 30,
2021
$
Share-based payments(1)	303,526
Professional fees	10,000
313,526

(1)	The Company issued 15,000,000 common shares at $0.002 per share for total proceeds of $30,000 and recognized a share based payment of $0.018 per share for a total of $300,000. The 15,000,000 common shares will be held in escrow upon the completion of the Arrangement with Austpro. Additional $33,526 for options granted to directors and the former CFO.

These transactions were in the normal course of operations.

As at June 30, 2021, the directors had advanced $1,500 to DeFi. The amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

CAPITAL MANAGEMENT

The Company includes all components of equity in the definition of capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its suite of products and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust capital structure, the Company may consider issuing new shares, and/or issue debt, acquire or dispose of assets, or adjust the amount of cash and investments on hand. The Company is not currently subject to any externally imposed capital requirements.

The Company has been dependent upon external financings to fund activities. Until such time as it begins to generate revenue, in order to carry out planned expenditures and pay for administrative costs, the Company will spend its existing working capital and may seek to raise additional funds as needed.

In order to maximize ongoing development, the Company does not pay out dividends. The Company’s investment policy is to keep its cash on deposit in an interest bearing Canadian chartered bank account. Some cash is kept on deposit with fiat to digital currency exchanges in order to facilitate the Company’s business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

IFRS 13, Fair-Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of June 30, 20201, the fair value of cash held by the Company and funds held in trust was based on level 1 of the fair value hierarchy. Digital assets are measure using level 2 fair values.

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.

Financial risk management

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adhere to market conditions. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company’s exposure to each of the risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included as applicable.

The Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Currency risk

The Company’s expenses are primarily denominated in Canadian dollars. The Company’s corporate office is based in Canada and current exposure to exchange rate fluctuations is minimal. As at June 30, 2021 the Company was exposed to currency risk through the cash held that are denominated in US dollars. As at June 30, 2021, the Company held approximately $2,119,344 (US$1,709,975) of its cash in US Dollars. A 10% depreciation of the US dollar against the Canadian dollar would result in $211,934 in the Company’s loss for the year. Conversely, a 10% appreciation of the US dollar relative to the Canadian dollar would have the opposite affect.

Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short term. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and funds held in trust. To minimize the credit risk, the Company places its cash with major financial institutions. Funds held in trust are with the Company’s transfer agent.

Price and concentration risk

Price risk is the risk of dispositions of investments at less than favourable prices due to unfavourable market conditions. The Company is exposed to price and concentration risk on its investment in digital assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and global political and economic conditions. In addition, the Company may not be able to liquidate its digital currency inventory at its desired price if required as digital assets have a limited history and fair value historically has been volatile. A decline in the market prices for digital assets could negatively impact the Company’s future operations.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 3 of its audited financial statements for the period ended June 30, 2021.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the carrying value and recoverability of intangible assets;
ii.	the measurement and recoverability of deferred income tax assets; and
iii.	the valuation of share-based payments.

Critical accounting judgments

1.	the classification of financial assets and financial liabilities, which involves judgments or assessments made by management,
2.	the determination of whether it is likely that future economic benefits associated with the intangible asset capitalized will flow to the Company, which may be based on assumptions about future events or circumstances, and
3.	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

Deferred Financing Costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are expensed.

Intangibles (Cryptographic assets)

Initial recognition

The accounting for cryptographic assets (investment in digital currency) requires management to make judgment based on entity’s business model and purpose for holding to determine the reporting model.

Considering above factors, management has determined, that Company’s investment in cryptographic assets likely meet the definition of an intangible asset under IAS 38, ‘Intangible Assets’, because:

•	it is a resource controlled by an entity (that is, the entity has the power to obtain the economic benefits that the asset will generate and to restrict the access of others to those benefits) as a result of past events and from which future economic benefits are expected to flow to the entity;
•	it is identifiable, because it can be sold, exchanged or transferred individually;
•	it is not cash or a non-monetary asset; and
•	it has no physical form.

Subsequent measurement

After initial recognition, all cryptographic assets (intangibles) with an active market are carried at fair value less impairment losses. Valuations are performed regularly to ensure that the carrying amount does not materially differ from its fair value.

Increases to carrying value resulting from revaluations are recognized in other comprehensive income and accumulated in equity under revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that it offsets an existing surplus on the same asset recognized in comprehensive income.

Research and Development Expenditures

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

As at June 30, 2021, the Corporation had not recognized any internally-generated intangible assets.

Impairment of assets

The carrying amount of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve.

The fair value of options is determined using a Black–Scholes pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

OUTSTANDING SHARE DATA AS AT THE DATE OF THIS MD&A

As at the date of this MD&A, the Company has 41,473,675 common shares outstanding. The Company also has 2,014,164 incentive stock options outstanding, exercisable at a weighted average exercisable price of $0.54 per share.

At the date of this report, there are no common shares subject to escrow restrictions and no warrants outstanding.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

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